Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in the Prospectus constituting part of the Registration Statement on Form S-1 to be filed on September 8, 2015 of our reports dated September 8, 2015, related to the (i) financial statements of Protea Europe SAS (“Predecessor”) as of December 31, 2013 and for the year then ended; and (ii) financial statements of AzurRx BioPharma, Inc. as of December 31, 2014 and for the period January 30, 2014 (date of inception) through December 31, 2014 which appear in such Prospectus. The report for AzurRx BioPharma, Inc. includes an explanatory paragraph about the existence of substantial doubt concerning its ability to continue as a going concern.  We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ WeiserMazars LLP
Edison, New Jersey
September 8, 2015